                                               Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-87271


                     JOHN HANCOCK FINANCIAL SERVICES, INC.

                PROSPECTUS SUPPLEMENT, DATED FEBRUARY 18, 2000
                   (TO PROSPECTUSES DATED JANUARY 26, 2000)

  On February 17, 2000, John Hancock Financial Services, Inc. issued a press release announcing its 1999 year-end financial results, the text of which is set forth below. The information in the press release should be considered a supplement to the U.S. Prospectus and the International Prospectus, each dated January 26, 1999, and should be read in conjunction with the U.S. Prospectus and the International Prospectus.

  John Hancock Financial Services, Inc. (NYSE: JHF) today reported record after-tax operating income in 1999 of $613.2 million, a 22.4% increase from operating income of $500.8 million in 1998.

  Assuming an estimated 317.0 million shares outstanding (as detailed below), per-share operating income for 1999 would have been $1.93, up from $1.58 in 1998.

  Results for the year reflected strong gains from the company's insurance, asset gathering, institutional investment products and institutional asset management businesses. Additionally, Hancock's core retail products-- individual variable life insurance, long-term care insurance and retail annuities--each posted record annual sales.

  "It was a remarkable year for John Hancock," said Stephen L. Brown, chairman and chief executive officer. "Not only did we turn in record financial results, but we did so while preparing for last month's demutualization and IPO, the most complex undertaking in our company's 138-year history."

  Added David F. D'Alessandro, president and CEO-elect: "The continued success of our diversified distribution strategy is demonstrated by the fact that sales of all core retail products hit new highs. Sales were up in our key growth channels, including the Signator network, insurance brokers, banks, broker/dealers and the Internet."

  After-tax operating income excludes net realized investment gains and losses and unusual items not part of the company's ongoing operations.

  Operating return on equity for 1999 rose to 13.2% from 11.5% in 1998.

Outstanding shares explained

  The final number of common shares outstanding to be used in Hancock's first-quarter results, its first as a public company, cannot be determined until early March. Under terms of the company's demutualization, the aggregate number of shares issued to eligible policyholders will be determined by the average daily closing stock price during the first 20 days of trading, a period that will end at the close of trading February 24.

  For purposes of calculating per-share information for 1999 and 1998, Hancock currently estimates that 317.0 million common shares will be outstanding following the issuance of stock to eligible policyholders in the demutualization. This number is lower than the 331.7 million assumption used in the company's IPO prospectus because it is based on more current information concerning the trading price of Hancock's stock during the first 20 days of trading. As a result, it is expected that proceeds raised in the IPO will be able to provide cash to a larger number of policyholders receiving cash compensation than was assumed in the prospectus.

Financial highlights for 1999

  Strong sales gains: Hancock reported strong increases in sales for its core insurance and retail investment products. Sales of individual variable life insurance were up 26% to $130.6 million for the year. Sales of long-term care insurance increased 27% to $77.2 million. Retail annuity sales grew 18% to $1.5 billion.

  Expanded scale and distribution: The company increased scale and distribution through internal and external channels. In January 1999, Hancock acquired Essex Corp., a wholesaler of annuities and mutual funds to banks. Leveraging Essex, Hancock's annuity sales through financial institutions rose 82% to $544.4 million for the year.

  On October 1, 1999, the company completed the purchase of Aetna Canada, a leading Canadian life insurer. The Aetna acquisition doubled the revenue premium of Hancock's Maritime Life Assurance subsidiary in Canada, and created significant opportunities for improved efficiency.

  Hancock also increased production through its Signator representatives, added selling agreements with key broker/dealers and emerged as the top seller of term life insurance on several leading Internet sites. Last month, the company agreed to acquire the individual long-term care insurance business in the United States of Fortis; the purchase will increase Hancock's market share in long-term care insurance to 12% from 8%.

  Balanced source of profits: Each of Hancock's business segments contributed to the increase in after-tax operating income for the year. Operating earnings from the Protection segment, which includes variable life, traditional life and long-term care insurance, rose 10.6% to $190.6 million. The Asset Gathering segment, which sells annuities and mutual funds, gained 3.6% to $115.1 million.

  Operating earnings from the Guaranteed & Structured Financial Products segment, whose products include guaranteed investment contracts, funding agreements and group annuities, rose 38.9% to $202.4 million. The Investment Management segment, which provides institutional asset management and investment products, more than doubled operating earnings to $37.3 million.

  The Corporate & Other segment, comprised of international, corporate operations and non-core businesses, gained 20.4% to $67.8 million.

Consolidated net income

  Hancock reported net income for 1999 of $153.2 million, compared with net income of $448.5 million in 1998. Net income includes net realized investment gains and losses, demutualization expenses, additions to reserves for class-action litigation and workers' compensation reinsurance, including Unicover, and other non-recurring items.

  As outlined previously in Hancock's IPO prospectus, special items included in 1999 results were largely caused by activities undertaken as Hancock prepared to convert from a mutual insurer to a publicly held company. These included previously identified demutualization expenses of $100.4 million and a group pension dividend of $205.8 million resulting from demutualization-related asset transfers and the formation of a corporate account.

  In addition, as previously disclosed in the prospectus, results included a reserve of $133.7 million for the year against the company's estimated remaining exposure to losses from workers' compensation reinsurance contracts.

  On a per-share basis, net income for the year would have been 48 cents per share, compared with $1.41 a share in 1998.

Executive change

  On February 14, 2000, the board of directors elected John M. DeCiccio Executive Vice President and Chief Investment Officer. Mr. DeCiccio, who will join the policy committee and serve as Investment & Pension Group sector head, assumes responsibility as chief investment officer on April 1, 2000. Vice Chairman and Chief Investment Officer Foster L. Aborn, who will retire on June 30, 2000, will continue to assist Mr. DeCiccio during a transition period, as well as to chair the Committee of Finance.

  The statements, analyses and other information contained herein relating to trends in the company's operations and financial results, the markets for the company's products, the future development of the company's business and the contingencies and uncertainties to which the company may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company. Future events and their effects on the company may not be those anticipated by management. John Hancock's actual results may differ materially from the results anticipated in these forward-looking statements.

  Investors are also directed to the risks and uncertainties discussed in the documents filed by the company with the Securities and Exchange Commission, including the company's Registration Statement on Form S-1 (Registration No. 333-87271). The company specifically disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future developments, or otherwise.

  John Hancock Financial Services, Inc., with $127.3 billion in assets under management, provides a wide range of insurance and investment products and services to individual and institutional customers.

(Supplemental financial information follows)

                       SUPPLEMENTAL FINANCIAL INFORMATION

                    CONSOLIDATED OPERATING INCOME STATEMENT
                               Unaudited for 1999

                                                       Year Ended December 31,
                                                       -----------------------
                                                          1999         1998
                                                       -----------  -----------
                                                            ($ millions)
Revenues
  Premiums............................................ $   2,717.5  $   2,197.9
  Universal life and investment-type product charges..       703.5        597.0
  Net investment income...............................     3,574.0      3,330.7
  Net realized investment gains (losses)..............       (27.7)       (42.1)
  Investment management revenues/commissions/other
   fees...............................................       680.9        659.7
  Other revenue.......................................         6.5         10.3
                                                       -----------  -----------
   Total revenues.....................................     7,654.7      6,753.5

Benefits and expenses
  Benefits to policyholders, excluding amounts related
   to net realized investment gains credited to
   participating pension contractholders .............     4,718.1      3,980.6
  Other operating costs and expenses..................     1,348.6      1,323.6
  Amortization of deferred policy acquisition costs,
   excluding amounts related to net realized
   investment gains...................................       166.8        249.7
  Dividends to policyholders..........................       501.6        473.2
                                                       -----------  -----------
   Total benefits and expenses........................     6,735.1      6,027.1
  Pre-tax operating income............................       919.6        726.4
                                                       -----------  -----------
  Income taxes........................................       306.4        225.6
                                                       -----------  -----------
  After-tax operating income..........................       613.2        500.8
                                                       -----------  -----------
After-tax adjustments
  Group pension dividend..............................      (205.8)         --
  Workers' compensation reinsurance reserve...........      (133.7)         --
  Net realized capital gains (losses).................       119.9         93.9
  Demutualization expenses............................      (100.4)       (11.7)
  Class-action lawsuit................................       (91.1)      (150.0)
  Surplus tax.........................................       (22.2)        15.5
  Other...............................................       (26.7)         --
                                                       -----------  -----------
   Net Income......................................... $     153.2  $     448.5
                                                       ===========  ===========

                           CONSOLIDATED BALANCE SHEET

                               Unaudited for 1999

                                                              December 31,
                                                           --------------------
                                                             1999       1998
                                                           ---------  ---------
                                                              ($ millions)

Assets
Investments
Fixed maturities
 Held-to-maturity--at amortized cost (fair value: 1999--
  $13,448.4;
  1998--$13,921.7)........................................ $13,800.3  $12,978.2
 Available-for-sale--at fair value (cost: 1999--$17,267.7;
  1998--$14,491.5)........................................  17,069.6   15,222.2
Equity securities
 Available-for-sale--at fair value (cost: 1999--$1,088.1;
  1998--$756.8)...........................................   1,232.1      995.8
 Trading securities--at fair value (cost: 1999--$53.8;
  1998--$53.0)............................................      84.1       67.9
Mortgage loans on real estate.............................  10,736.4    9,616.1
Real estate, net of accumulated depreciation..............     548.5    1,483.2
Policy loans..............................................   1,938.8    1,879.7
Short-term investments....................................     166.9      279.8
Other invested assets.....................................   1,311.1    1,254.6
                                                           ---------  ---------
 Total Investments........................................  46,887.8   43,777.5

Cash and cash equivalents.................................   1,817.9    1,876.4
Accrued investment income.................................     654.5      537.9
Premiums and accounts receivable..........................     215.6      227.5
Deferred policy acquisition costs.........................   3,234.9    2,758.7
Reinsurance recoverable...................................   1,872.6    1,634.3
Other assets..............................................   1,724.8    1,187.8
Separate account assets...................................  28,047.6   24,966.6
                                                           ---------  ---------
 Total Assets............................................. $84,455.7  $76,966.7
                                                           =========  =========

Liabilities and Policyholders' Equity
Liabilities
Future policy benefits.................................... $31,106.2  $27,070.5
Policyholders' funds......................................  15,562.3   14,671.7
Unearned revenue..........................................     490.2      373.8
Unpaid claims and claim expense reserves..................     358.9      886.3
Dividends payable to policyholders........................     472.8      432.8
Short-term debt...........................................     453.8      427.8
Long-term debt............................................     536.9      602.7
Income taxes..............................................     159.2      385.1
Other liabilities.........................................   2,383.2    2,168.9
Separate account liabilities..............................  28,047.6   24,966.6
                                                           ---------  ---------
Total Liabilities.........................................  79,571.1   71,986.2

Minority interest.........................................      93.5       25.3

Policyholders' Equity
Surplus...................................................   4,825.0    4,671.8
Accumulated other comprehensive income....................     (33.9)     283.4
                                                           ---------  ---------
Total Policyholders' Equity...............................   4,791.1    4,955.2
                                                           ---------  ---------
Total Liabilities and Policyholders' Equity............... $84,455.7  $76,966.7
                                                           =========  =========

Sales by segment

   Protection

  Life sales exclude excess premiums and premiums on corporate-owned policies covering more than 200 lives.

                                                     YTD 1999 YTD 1998 % change
                                                     -------- -------- --------
                                                            ($ millions)
Variable life.......................................  $130.6   $103.9     25.7%
Long-term care......................................  $ 77.2   $ 60.6     27.4%
Universal, Term, Whole..............................  $ 59.3   $ 62.0    (4.4)%
Corporate life......................................  $ 26.9   $ 78.2   (65.6)%
Bank life...........................................  $  0.0   $ 12.4       --

   Asset Gathering

  Annuity sales are measured as new deposits; mutual fund sales are measured as net sales, which include new deposits plus dividends reinvested, minus redemptions and withdrawals.

                                                   YTD 1999   YTD 1998 % change
                                                   ---------  -------- --------
                                                          ($ millions)
Fixed annuities................................... $   621.0  $  360.6   72.2%
Variable annuities................................ $   847.7  $  882.7  (4.0)%
Total retail annuities............................ $ 1,468.7  $1,243.3   18.1%
Mutual funds (including money market funds)....... ($3,095.6) $3,107.2     --

Guaranteed & Structured Financial Products

   Premiums or deposits

                                                      YTD 1999 YTD 1998 % change
                                                      -------- -------- --------
                                                             ($ millions)
Guaranteed investment contracts...................... $1,904.0 $1,782.0     6.8%
Funding agreements................................... $2,241.0 $1,726.0    29.8%
Short-term funding agreements*....................... $  300.0 $  780.0  (61.5)%
Group annuities...................................... $  453.0 $  119.0   280.7%
Fee-based pension products........................... $  799.0 $  795.0     0.5%

--------
* Company stopped selling these contracts after second quarter of 1999; eliminated holdings as of Dec. 31, 1999.

   Investment Management

                                                      YTD 1999 YTD 1998 % change
                                                      -------- -------- --------
                                                             ($ millions)
Investment advisory fees.............................  $133.6   $115.3     15.9%
Mortgage origination/servicing fees..................  $  6.6   $  8.5   (22.4)%
                                                       ------   ------   ------
  Total..............................................  $140.2   $123.8     13.2%

   Assets Under Management

                                                     Dec. 31, 1999 Dec. 31, 1998
                                                     ------------- -------------
                                                            ($ millions)
General Account.....................................  $ 48,705.7    $ 45,653.9
Separate Account....................................  $ 28,047.6    $ 24,966.6
Third-Party Assets..................................  $ 50,525.0    $ 53,760.5
                                                      ----------    ----------
  Total.............................................  $127,278.3    $124,381.0